

May 27, 2011

<u>Via Facsimile</u>
Mr. Jiang Jiemin
Chief Executive Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing, China 100007

> **Re:** **PetroChina Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 25, 2010**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed May 10, 2011**
> **Response Letter Dated October 28, 2010**
> **Response Letter Dated April 28, 2011**
> **File No. 1-15006**

Dear Mr. Jiemin:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2010</u>

<u>Exploring for, producing and transporting crude oil…., page 14</u>

1.   We note your response to comment one whereby you indicate that you will determine whether to make relevant disclosure about the Dalian Accident when the investigation is completed. It remains unclear to us how you assessed your current disclosure obligations under paragraph 86 of IAS 37 and Item 8.A.7 of Form 20-F with respect to this incident. Please provide us with an analysis that addresses in detail how you assessed your disclosure obligations under each requirement.

We further note your response to comment one which indicates that none of the four referenced accidents that occurred on January 20, 2006, June 19, 2009, December 30, 2009 and January 7, 2010 or the compensation and remediation measures in relation thereto had any material adverse effect on the operating results, business operations or stock price of the Company and therefore did not require disclosure in the Company's annual report on Form 20-F.   Please clarify how you assessed materiality with respect to the effect on your operating results, financial condition, and operating results and quantify the impact with respect to each of these accidents. In doing so, tell us how you considered the costs associated with:

- compensation of the injured parties or their next of kin;

- remediation of all environmental damage;

- lost revenue or increased costs due to business interruption;

- remediation of your equipment and infrastructure; and

- fines or judgments.

In addition, please clarify if you were insured for any of these accidents and whether you assessed materiality before or after consideration of any such insurance proceeds.

Proved reserve estimate table, page 22

2.	You indicate that your proved undeveloped reserves increased in fiscal 2010 by 1,811.8 million BOE through extensions and discoveries as well as improved discoveries. Please clarify how you improved discoveries.

3.	We note your disclosure that a portion of your natural gas proved undeveloped reserves are anticipated to take more than five years to be fully developed due to characteristics of the development projects and contractual or pipeline capacity restrictions. Please refer to Question 131.03 of the Compliance and Disclosure Interpretations ("C&DIs") of the Oil and Gas Rules in Regulation S-X and Regulation S-K which can be accessed via http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm and clarify how you considered whether or not the circumstances of these natural gas projects justify recognizing reserves even though development may extend past five years.

Note 38 Segment Information, page F-39

4.	We note your response to prior comment four. The response includes an excerpt from the summary reports for 2008 and 2009 presented by the CFO to the Board of Directors rather than the entire CODM package. As such, we reissue the request to provide us with a full copy of the report reviewed by your CODM for the quarter ended December 31, 2009 in connection with assessing performance and making resource allocation decisions (CODM reports). The report should include the financial results, forecasts or plans, of each segment. In addition, please provide us with a copy of the reports used at December 31, 2010.

<u>Supplementary Information on Oil and Gas Exploration and Production Activities, page F-44</u>

<u>Proved reserve estimate table, page F-45</u>

5.   We note your response to prior comment five indicates that royalty fees do not represent any third party's interest in reserves but are taxes imposed by the government. We also note your disclosure on page 45 describing the various taxes, fees, and royalties to which you are subject. So that we can better understand your response and related disclosures, please tell us the following with respect to each tax, fee, or royalty you describe on page 45:

- Explain whether the obligation to pay is defined in the concession agreement or is required by a law or tax code;
- Tell us to whom each tax, fee, or royalty is paid (e.g. to a government energy ministry, to a taxing authority, etc.);
- Explain whether the payee of each tax, fee, or royalty has rights to receive the payment in-kind (i.e. in quantities of oil or other petroleum products); and
- Describe how each tax, fee, or royalty is presented in your reserve report.

As part of your response, please clarify whether any of your reserves relate to Sino-foreign oil and gas exploration and development cooperative projects.

<u>Closing Comments</u>

You may contact John Cannarella at (202) 551-3337 or Mark C. Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director